GENERAL MINERALS CORPORATION
Suite 880, 580 Hornby Street
Vancouver, BC V6C 3B6
Tel: (604) 684-0693 Fax: (604) 684-0642

November 1, 2005

Office of International Corporate Finance
Securities and Exchange Commission

450 Fifth Street, NW
Washington, DC 20549
USA

Mail Stop 3-2

Dear Sirs and Mesdames:

Re: General Minerals Corporation (the "Company")
File No: 82-34810; Rule 12g3-2(b)

The Company hereby encloses the following listed documents (Schedule "A"), which the Company has made public for the month of October, 2005, pursuant to the laws of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland, for filing with the Securities and Exchange Commission pursuant to Rule 12g3-2(b).

We trust that the information included in this package is complete, should you require further information or have any questions or comments please contact the undersigned.

Yours truly,

GENERAL MINERALS CORPORATION
Per:

William D. Filtness
Chief Financial Officer

WDF:mk
Enclosures

dlw 11/3

SCHEDULE "A"
GENERAL MINERALS CORPORATION
(the "Issuer")

1. News Releases

(a)	General Minerals Corporation Announces Drilling Program at the Monitor Porphyry Copper-Silver Project in Central Arizona	October 4, 2005

2. Filings with the Toronto Stock Exchange

(a) All news releases referred to under Item 1

GENERAL MINERALS CORPORATION

FOR IMMEDIATE RELEASE: 05-11

SUPPL

General Minerals Corporation Announces Drilling Program at the Monitor Porphyry Copper-Silver Project in Central Arizona

October 4, 2005

Trading Symbol: GNM-TSX
Webpage: www.generalminerals.com
SEC 12g3-2(b): 82-34810

General Minerals Corporation ("GMC") is pleased to announce that drilling is now in preparation at the Monitor copper-silver property located in central Arizona. Teck Cominco Limited's US subsidiary, Teck Cominco American Corporation ("TCAI"), is presently preparing drill sites for an estimated 1800 meter diamond drill program. TCAI can earn up to a 65% joint venture interest in the Monitor property as announced on February 14, 2005 (see GMC PR05-01). The Monitor property boundary is located 1.4 kilometres northeast of the eastern boundary of Asarco's Ray Mine, the second largest producing copper mine in Arizona, and approximately 15 km. southeast of the very large Resolution copper discovery of Kennecott Exploration Company, the US subsidiary of Rio Tinto PLC.

TCAI has confirmed the presence of widespread surface copper-silver mineralization previously reported by GMC and further refined initial drill targets using geology, geochemistry and an Induced Polarization (IP) geophysical survey. TCAI has defined a zone of intermittent surface mineralization approximately two kilometers long by 500 metres wide, which follows an east-west-trending dike swarm and is adjacent to the Rustler fault, which extends northeast from the Ray Mine through the Monitor Property. Chip samples previously collected by GMC in this area include 54.9 metres averaging 0.78% copper and 59 gpt silver at the Big Cut, 24.4 metres averaging 0.79% copper and 65 gpt silver in the Saddle zone and 21.3 metres averaging 1.46% copper and 66 gpt silver in the Merrimac Mine area. (see GMC PR 04-02, January 27, 2004).

The intended drill targets will include high-grade copper-silver mineralization in structural zones, a deep porphyry copper target and near-surface oxide copper-silver mineralization. The drill program will include six diamond drill holes of varying depths; up to a possible 500 metres in the case of the porphyry target. Drilling is expected to start in mid-October. An airborne magnetics survey will also be carried out in mid-October.

Maps are available on GMC's website (www.generalminerals.com) showing the area of the initial drill target.

General Minerals Corporation is an international minerals exploration company focusing its activities in North and South America which currently includes 16 properties in total at varying stages of exploration. The Company has six properties in the US, three in Bolivia, one in Chile as well as six in Mexico. The target mineralization is copper, silver and gold.

General Minerals is well financed with approximately $8.5 million in cash with no debt and 9.3 million shares outstanding. The Company currently has four properties that are under option to major mining companies. In addition to the Monitor project optioned to TCAI, GMC has optioned the following three projects:

Malku Khota (Bolivia) with Apex Silver Mines Ltd.; Apex is currently drilling this project (see GMC PR 05-10, Sept. 28, 2005).

Escalones (Chile) with the Phelps Dodge Chilean subsidiary, Minera Aurex (Chile) Limitada; Phelps Dodge plans to drill Escalones when the snow clears sometime between November and January.

Dragoon (USA) with BHP Billiton. BHP expects to drill in the fourth quarter or first quarter of 2006.

The Company also assists other groups of entrepreneurial geologists through equity investment to form companies and develop early stage exploration projects with discovery potential. Two of these companies, Foundation Resources Ltd. and Afghan Minerals Inc., were established in 2004 where the primary country focus has been in Mongolia and Afghanistan, respectively.

Certain statements contained herein constitute "forward-looking statements". These forward-looking statements are based on current expectations based on discussions between the Company and its partners. The nature, timing and extent of the planned drill programs may materially change from current intentions for a number of reasons, including if the results of early drilling differ from expectations. The Company assumes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or any other reason

For further information, please contact:

Richard Doran
VP, Investor Relations
Tel: (303) 584-0606
Fax: (303) 758-2063
E-mail: ddoran@generalminerals.com